FORM 12b-25
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                      NOTIFICATION OF LATE FILING

Attachment A:                (Check One):

     [X] Form 10-K or Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
     [ ] Form 10-Q of Form 10-SQB     [ ] Form N-SAR

       For Period Ended:   September 30, 1997
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Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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Full Name of Registrant     CLX ENERGY, INC.

Former Name if Applicable
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Address of Principal Executive Office (Street and Number)

                            1776 Lincoln Street, Suite 806
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City, State and Zip Code

                            Denver, CO  80203
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Part II - Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]  (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.
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Part III - Narrative
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     State below in reasonable detail the reasons why the From 10-K, 11-K,
     20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     The Registrant is attempting to quantify the amount of a liability it may be responsible for as discussed further under Part IV - Other Information
     (3).

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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification


     E. J. Henderson                    303        894-0763
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         (NAME)                     (AREA CODE)     (TELEPHONE NUMBER)

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(2)  Have all other periodic reports required (under
     Section 13 or 15(d) of the Securities Exchange
     Act of 1934) during preceding 12 months (or for
     such shorter period that the registrant was required
     to file such reports) been filed?  If answer is no,
     identify report(s).
                                                             [X] YES    [ ] NO

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(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report or portion thereof?                               [X] YES    [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


     In October 1997 the Registrant was notified that the Federal Energy Regulatory Commission (FERC) issued an order which stated that ad valorem tax levied by the State of Kansas could not be considered as an add on to the maximum lawful price of gas sold under the NGPA of 1978. The Registrant was also notified that, as successor in interest to a predecessor company, it was responsible for refunding amounts paid to the predecessor company during 1984 and 1985.


     The Registrant is working with legal counsel to determine what amount the Registrant may be responsible for, since a substantial portion of the amounts the predecessor company received were amounts received as agent for other interest owners.

     The loss of the Registrant for the year ended September 30, 1997 approximates $71,500 without considering the amount of expense associated with the refund discussed in the preceding paragraph. It is anticipated that recording the additional expense associated with the refund will substantially increase the loss for the year ended September 30, 1997. The loss for the year ended September 30, 1996 was $11,619.

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     CLX ENERGY, INC.
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               (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)




     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  By /s/ E. J. Henderson
     Dated:  December 29, 1997                       E. J. Henderson
                                                     President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.